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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69935

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vision One Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Gracie Square

(No. and Street)

New York **NY** **10028**

(City) — (State) — (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon **516-490-8400** **jnixon@goldcrestcpa.com**

(Name) — (Area Code – Telephone Number) — (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500 Atlanta **GA** **30326**

(Address) — (City) — (State) — (Zip Code)

05/05/2009 **3514**

(Date of Registration with PCAOB)(if applicable) — (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Hebert _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision One Partners, LLC _____ , as of December 31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Daniel B. Hebert_

Title: CEO

Tavita Halkett

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

VISION ONE PARTNERS, LLC
FINANCIAL STATEMENTS
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

VISION ONE PARTNERS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

Schedule I -	Computation of Net Capital Pursuant to Rule 15c3-1
Schedule II -	Computation for Determination of Reserve Requirements under SEC Rule 15c3-3
Schedule III -	Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision One Partners, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 31, 2023
Atlanta, Georgia

Rubio CPA, PC

VISION ONE PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

<u>ASSETS</u>

Cash	$	16,843
Prepaid Expenses		3,752
Total Assets	$	20,595

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities		
Accounts Payable and Accrued Expenses	$	7,845
Total Liabilities		7,845
Member's Equity		12,750
Total Liabilities and Member's Equity	$	20,595

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Investment Banking	$	60,000
Interest		11
Total Revenues		60,011
Expenses		
Professional Fees		29,950
Technology and Communications		2,122
Other		3,857
Total Expenses		35,929
Net Income	$	24,082

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance - January 1, 2022	$	9,782
Net Income		24,082
Contributions		7,686
Distributions		(28,800)
Balance - December 31, 2022	$	12,750

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities		
Net Income		$ 24,082
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Increase in Prepaid Expenses	(703)	
Increase in Accounts Payable and Accrued Expenses	1,215	
		512
Net Cash Provided By Operating Activities		24,594
Cash Flows From Financing Activities		
Contributions	7,686	
Distributions	(28,800)	
Net Cash Used By Financing Activities		(21,114)
Net Increase in Cash		3,480
Cash - Beginning of Year		13,363
Cash - End of Year		$ 16,843

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note (1) - Nature of business:

Vision One Partners, LLC, (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a limited liability company, the member's liability is limited to its investment. The Company's primary business includes providing merger and acquisition advisory services and private placement of securities.

Note (2) - Summary of significant accounting policies:

(A) Cash:
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

(B) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the year. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note (2) Summary of significant accounting policies – continued:

(D) Revenue Recognition:

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees").

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer revenue recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction or formal termination of the engagement was approximately $60,000, which is included in investment banking revenues in the accompanying Statement of Operations.

(E) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $8,998 which exceeded its requirement of $5,000 by $3,998. The Company had a ratio of aggregate indebtedness to net capital of 0.87 to 1.00 at December 31, 2022.

Note (4) – Related Party Transaction:

The Company operates from office premises owned and provided by its Member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

Note (5) – Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2022.

Note (6) – Concentrations:

All investment banking revenues earned in 2022 were from one customer.


VISION ONE PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2022

<u>SCHEDULE I</u>


Member's Equity		$ 12,750
Non-allowable Assets:		
Prepaid Expenses	3,752	
Total Non-Allowable Assets		3,752
Net Capital		8,998
Minimum Net Capital Requirement - the greater of $5,000		
or 6-2/3% of aggregate indebtedness		5,000
Excess Net Capital		$ 3,998
Total Aggregate Indebtedness		$ 7,845
Percentage of Aggregate Indebtedness to Net Capital		87.19%

Reconciliation with the Company's Computation of net capital included
in Part IIA of Form X-17A-5 as of December 31, 2022.

There is no significant difference between net capital in Part IIA of
Form X-17A-5, as amended, and the net capital computation above.

VISION ONE PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2022

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

VISION ONE PARTNERS, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2022

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Vision One Partners, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Vision One Partners, LLC stated that Vision One Partners, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Vision One Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision One Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Vision One Partners, LLC
1 Gracie Square
New York, NY 10028

EXEMPTION REPORT

I, as member of management of Vision One Partners, LLC (the "Company"), am responsible for complying with Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). I have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

I have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Accordingly, based on my evaluation, I make the following statements to the best knowledge and belief of the Company:

1. I reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.
2. The Company conducted no revenue business activities with customers throughout the year ended December 31, 2022.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

I, Daniel B. Hébert, swear that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Daniel B. Hébert

Daniel B. Hébert, CEO

Date: March 30, 2023